UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Willow Tree Capital Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

None

(CUSIP Number)

November 8, 2024

(Date of Event Which Requires Filling of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Scott D. Fitzhenry, Chief Compliance Officer

c/o Liberty Mutual Investments

175 Berkeley Street

Boston, Massachusetts 02116

(617) 357-9500

CUSIP No. None

(1)	NAMES OF REPORTING PERSONS: Liberty Mutual Holding Company Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY:
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER:
	(6)	SHARED VOTING POWER: 2,108,617
	(7)	SOLE DISPOSITIVE POWER:
	(8)	SHARED DISPOSITIVE POWER: 2,108,617

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,108,617
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 18% (Based on 11,743,045 shares issued and outstanding as of November 8, 2024)
(12)	TYPE OF REPORTING PERSON: CO

CUSIP No. None

(1)	NAMES OF REPORTING PERSONS: Liberty Mutual Insurance Company
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY:
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER:
	(6)	SHARED VOTING POWER: 843,377
	(7)	SOLE DISPOSITIVE POWER:
	(8)	SHARED DISPOSITIVE POWER: 843,377

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 843,377
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 7.2% (Based on 11,743,045 shares issued and outstanding as of November 8, 2024)
(12)	TYPE OF REPORTING PERSON: IC

CUSIP No. None

(1)	NAMES OF REPORTING PERSONS: Peerless Insurance Company
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY:
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER:
	(6)	SHARED VOTING POWER: 632,447
	(7)	SOLE DISPOSITIVE POWER:
	(8)	SHARED DISPOSITIVE POWER: 632,447

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 632,447
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.4% (Based on 11,743,045 shares issued and outstanding as of November 8, 2024)
(12)	TYPE OF REPORTING PERSON: IC

CUSIP No. None

(1)	NAMES OF REPORTING PERSONS: Safeco Insurance Company of America
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY:
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER:
	(6)	SHARED VOTING POWER: 316,396
	(7)	SOLE DISPOSITIVE POWER:
	(8)	SHARED DISPOSITIVE POWER: 316,396

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 316,396
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.7% (Based on 11,743,045 shares issued and outstanding as of November 8, 2024)
(12)	TYPE OF REPORTING PERSON: IC

CUSIP No. None

(1)	NAMES OF REPORTING PERSONS: The Ohio Casualty Insurance Company
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY:
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER:
	(6)	SHARED VOTING POWER: 316,396
	(7)	SOLE DISPOSITIVE POWER:
	(8)	SHARED DISPOSITIVE POWER: 316,396

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 316,396
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.7% (Based on 11,743,045 shares issued and outstanding as of November 8, 2024)
(12)	TYPE OF REPORTING PERSON: IC

Item 1(a) Name of issuer.

Willow Tree Capital Corporation

Item 1(b) Address of issuer’s principal executive offices.

450 Park Avenue, 29th Floor,

New York, NY

Item 2(a) Name of person filing.

This Statement is filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Liberty Mutual Holding Company Inc.

(ii)	Liberty Mutual Insurance Company

(iii)	Peerless Insurance Company

(iv)	Safeco Insurance Company of America

(v)	The Ohio Casualty Insurance Company

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of each Reporting Person:

175 Berkeley Street

Boston, MA 02117

Item 2(c) Citizenship or place of organization.

Liberty Mutual Holding Company Inc.: Massachusetts

Liberty Mutual Insurance Company: Massachusetts

Peerless Insurance Company: New Hampshire

Safeco Insurance Company of America: New Hampshire

The Ohio Casualty Insurance Company: New Hampshire

Item 2(d) Title of class of securities.

Common Stock, par value $0.01 per share

Item 2(e) CUSIP Number.

None

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Each of Liberty Mutual Insurance Company, Peerless Insurance Company, Safeco Insurance Company of America and The Ohio Casualty Insurance Company (collectively, the “Subsidiaries”) is an indirect wholly-owned subsidiary of Liberty Mutual Holding Company Inc.

On April 11, 2024, the Subsidiaries entered into a Note Purchase and Security Agreement (the “Note Purchase Agreement”) with Willow Tree Capital Rated Notes Feeder LLC (“Willow Tree Feeder”), pursuant to which the Subsidiaries were granted certain pro rata rights with respect to securities of Willow Tree Capital Fund, LLC held by Willow Tree Feeder.

On November 8, 2024, Willow Tree Capital Fund, LLC merged with Willow Tree Capital Corporation, a Maryland corporation (“Willow Tree Capital”), with Willow Tree Capital as the surviving entity. Also on November 8, 2024, Willow Tree Capital elected to become a regulated business development company under the Investment Company Act of 1940. As a result, the membership units of Willow Tree Capital Fund, LLC held by Willow Tree Feeder were exchanged for shares of common stock, par value $0.01, of Willow Tree Capital (the “Common Stock”).

Reporting Persons may be deemed to have beneficial ownership over their pro rata share of Common Stock held by Willow Tree Feeder through the rights granted in the Note Purchase Agreement. The Reporting Persons disclaim beneficial ownership in the Common Stock reported herein except to the extent of their pecuniary interest therein.

As of November 8, 2024, the aggregate amount owned and percentage of ownership is as follows:

(a) Amount beneficially owned:

(1)	Liberty Mutual Holding Company Inc.: 2,108,617

(2)	Liberty Mutual Insurance Company: 843,378

(3)	Peerless Insurance Company: 632,447

(4)	Safeco Insurance Company of America: 316,396

(5)	The Ohio Casualty Insurance Company: 316,396

(b) Percent of class:

The following is based on 11,743,045 shares of Common Stock outstanding as of November 8, 2024.

(1)	Liberty Mutual Holding Company Inc.: 18%

(2)	Liberty Mutual Insurance Company: 7.2%

(3)	Peerless Insurance Company: 5.4%

(4)	Safeco Insurance Company of America: 2.7%

(5)	The Ohio Casualty Insurance Company: 2.7%

(c) Number of shares as to which such person has:

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote:

(i)	Liberty Mutual Holding Company Inc.: 2,108,617

(ii)	Liberty Mutual Insurance Company: 843,378

(iii)	Peerless Insurance Company: 632,447

(iv)	Safeco Insurance Company of America: 316,396

(v)	The Ohio Casualty Insurance Company: 316,396

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of:

(i)	Liberty Mutual Holding Company Inc.: 2,108,617

(ii)	Liberty Mutual Insurance Company: 843,378

(iii)	Peerless Insurance Company: 632,447

(iv)	Safeco Insurance Company of America: 316,396

(v)	The Ohio Casualty Insurance Company: 316,396

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits:

Exhibit A: Joint Filing Agreement

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2024

Liberty Mutual Holding Company Inc.

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

Liberty Mutual Insurance Company

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

Peerless Insurance Company

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

Safeco Insurance Company of America

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

The Ohio Casualty Insurance Company

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President